POWER TECHNOLOGY, INC.

5300 Memorial Drive - Suite 700
Houston, Texas 77007
(713) 621-4310 (713) 688-0622 Fax

December 5, 2006

U.S. Securities and Exchange Commission
Division of Corporate Finance
Peggy Fisher, Assistant director
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SEC Comment Letter dated December 1, 2006
Power Technology, Inc.
File no. 0-24857
Schedule 14A Preliminary Proxy Materials

Dear Ms. Fisher:

To follow are Power Technology, Inc.’s (the “Registrant”) responses to your comment letter dated December 1, 2006. This cover letter is submitted concurrently with the amended Schedule 14A Preliminary Proxy Materials filed with the Commission, and is intended to assist in your review and approval of the amended filing. The questions presented in your comment letter are answered by a narrative response and explanation, where appropriate which are reflected in the amended Pre 14A.

SEC COMMENTS / RESPONSES

Comment # 1

The Company has discussed this comment with counsel regarding the matters of state law and the propriety of providing an opinion letter to the Commission as requested in your Comment # 1. Counsel has advised us it can render an opinion regarding whether holders of unauthorized but issued shares are entitled to vote. The issue of whether holders of the Company’s shares are entitled to vote is found in NRS 78.350, which states: “every stockholder of record of a corporation is entitled at each meeting of stockholders thereof to one vote for each share of stock standing in his name on the records of the corporation.” This statutory provision expressly allows all shareholders of record to vote and does not allow the Company to forbid any shareholder of record from voting, even those which may be overissued. Thus, all shareholders of record, including holders of potentially overissued shares, are entitled to vote. Regarding the balance of your request in Comment #1, counsel has advised us that an opinion would be inappropriate and that counsel cannot address these issues in the form of a legal opinion.

Our counsel has advised us that the risk inherent in any technically deficient filing is whether a court or jury (if applicable), would find that the prior filing with the Secretary of State was fatally defective, whether the shares were actually overissued after remedial efforts were implemented by the Company, and finally, whether the shares were void or voidable at all. Each is a mixed question of law and fact which would require adjudication and which presumes initiation of an action by a shareholder, the outcome of which is not subject to a legal opinion. However, counsel has advised us that the issues presented here are not yet ripe, in that no claims have been presented or adjudicated. Counsel has repeatedly advised us that the Company, in an abundance of caution, should immediately act to remedy the technical error prior to an action actually being commenced. Counsel has also advised us that any claims by shareholders attempting to invalidate shares or related agreements would be subject to significant defenses, including the initial filing in July 2004, which put all shareholders on notice that the intended and acted upon share authorization was 750,000,000. The Company and its shareholders have acted on the belief that the authorized capital was in fact 750,000,000 shares, since the July 2004 amendment to the Charter. We are not attempting to “rewrite history,” through this proxy process. We are trying through this proxy process to remedy a defective filing in accordance with state law procedures for the protection of the Company and its shareholders and to bring certainty for the benefit of future corporate actions.

To the extent that the Commission further delays our shareholder vote, the Company is unable to seek the remedial actions which we have been advised to implement. In addition, based upon the Commission’s requirement that ratification cannot occur as a comprehensive ratification but must be given on a case by case basis, we are further hindered in our ability to seek a remedy for the prior filing and bring certainty to the Company relating to future claims. As discussed below, the Commission’s position on this matter has forced us to remove Proposal No. 2 altogether from the proxy. We do not understand how the Commission can compel revision of a proxy to require a vote on an issue not presented by management and to deny the Company the remedy which state counsel has recommended, citing statutory and case law precedent for seeking the remedy. Counsel has advised the Company that the Commission’s issuance by issuance ratification requirement provides no significant remedial benefit to the Company and might exacerbate the problem. Accordingly, we have requested that the Commission reconsider its position in Comment # 5, below.

Comment # 2

The amount of shares in the bullets on page 3 equals 53,391,694. The sentence above the bullets states; “Since August 27, 2004, a total of 49,391,694 shares of the Company’s Common Stock were issued in excess of the 100,000,000 shares of the Company’s Common Stock which were authorized, (after taking into account 4,000,000 shares which were surrendered) as follows:” (emphasis added). After August 27, 1994, a shareholder surrendered 4,000,000 shares of common stock, which were returned to the treasury. Therefore, when those 4,000,000 shares of returned stock are subtracted from the 53,391,694 that were issued after August 27, 2004, a total of 49,391,694 shares of the Company’s Common Stock were issued in excess of the 100,000,000 shares of the Company’s Common Stock which were authorized, (after taking into account 4,000,000 shares which were surrendered).

We have revised he amounts listed under “reserved shares”.

Comment # 3

We have expanded the beneficial ownership table to include Cornell Capital Partners.

Comment # 4

As previously explained, the combined remedial effect of a new amendment to the Company’s Charter, along with a ratification of prior issuances, would act to mitigate claims by shareholders holding potentially voidable shares issued in excess of 100,000,000. Counsel has advised us that these two corporate actions will provide the Company with the most defensive posture against future claims and will provide the most certainty for all shareholders. Even without the ratification of prior issuances, the Company is attempting to remedy the prior filing. Either (and preferably both) of the remedial actions of amendment and ratification serve to cut off or extinguish possible claims against the Company. As discussed in the response to Comment #1, above, the goal of this proxy vote is to cure the improper filing and resolve the question of overissue prior to it becoming litigation. This pragmatic result is codified in the Nevada state (NRS 104.8210) which contemplates the risk of overissue and the preemptive cure prior to an action claiming voidability of shares. We are seeking to resolve the matter before it becomes a claim through two processes: a new amendment and ratification of prior issuances. By proscribing us from seeking ratification, the Commission has taken one of the recommended cures, but the remaining proposal will still serve to limit future claims.

Comment # 5

The filing has been amended to remove the proposed ratification of share issuances in excess of 100,000,000. Proposal No. 2 has been removed from the proxy, as have all references to the remedial ratification sought by the Company.

The Company, based upon advice of counsel, has determined that seeking a comprehensive ratification of ALL of the prior issuances along with the amendment is the best means to remedy the problematic filing of July 2004. The appropriate resolution requires ratification of all problem issuances, not a select few. There is no legal benefit to the Company in seeking to obtain shareholder ratification of particular issuances or in giving shareholders a selection of issuances to approve or disapprove. The ratification should be for all issuances in excess of 100,000,000, which are the shares subject to voidability claims. The purpose of seeking the ratification is to preempt claims by holders of possibly voidable stock, not to select claimants or favor certain issuees.

We urge the Commission to reconsider its Comments regarding ratification and consider the requirement that the Company seek ratification on an issuance by issuance basis as incorrect and unwarranted. As revised, the filing was amended to clearly state, that if the shareholder does NOT approve of any particular issuance in excess of 100,000,000 shares, then the shareholder should vote against Proposal No. 2 in its entirety.

As previously set forth in the prior response to the Commission’s comments, we have been advised by counsel on this matter that should the Commission require our shareholders to ratify each issuance separately, the ratification proposal should be removed from the proxy altogether and we would only seek approval of the remedial amendment increasing our authorized capital and would forego the ratification of prior issuances.

By forcing separate approval of each issuance, the Commission is effectively forcing the Company to forego remedial actions which would otherwise be of benefit to the Company. We reiterate the fact that the Company would not be required to obtain separate shareholder approval for each of these issuances, so such separate approval at this time is not beneficial nor is it required. The Company previously amended the filing to advise shareholders that if they oppose any particular issuance, they should vote against ALL issuances, as a means to obtain the remedial effect desired by the Company while protecting its shareholders from making an “uninformed” decision. In conclusion, the Company has no desire to ratify certain issuances, and any partial ratification would not provide the remedial and prophylactic results intended if the proposal gained shareholder approval.

Comment # 6

We urge the Commission to reconsider its Comments regarding ratification. The ratification proposal has been removed from the proxy in this amended version.

Comment # 7

We have revised our disclosure in response to the staff’s comment.

Very truly yours,

s/ Bernard J. Walter

Bernard J. Walter
President and Chairman of the Board